Limitless X Holdings Inc.

9777 Wilshire Blvd., Suite 400

Beverly Hills, CA (855) 413-7030

August 5, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549
Attention: Eddie Kim or Taylor Beach

Re: Limitless X Holdings Inc.

Offering Statement on Form 1-A, as amended

File No. File No. 024-12574

Request for Acceleration

Ladies and Gentlemen:

Limitless X Holdings Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Offering Statement on Form 1-A, as amended (File No. 024-12574), qualified on Thursday, August 7, 2025, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Offering Statement.

The Registrant hereby authorizes its counsel, Laura Holm, Esq. of Fox Rothschild LLP, to orally modify or withdraw this request for acceleration of the qualification date. Please contact Ms. Holm at (561) 804-4408 with any questions you may have concerning this request, and to notify her when this request for acceleration has been granted.

Very truly yours,

Limitless X Holdings Inc.

By:	/s/ Jaspreet Mathur
Jaspreet Mathur
Chief Executive Officer

cc:	Laura Holm, Esq., Fox Rothschild LLP